UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: November 30, 2012
SCHEDULE 13G	Estimated average burden hours per response. . 10

Under the Securities Exchange Act of 1934

Marketing Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57061T102

(CUSIP Number)

February 20, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Kletter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,280,911 shares of Common Stock[1]

	6.	Shared Voting Power

	7.	Sole Dispositive Power 31,280,911 shares of Common Stock[1]

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,280,911 shares of Common Stock [1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.8% of Common Stock [1]

12.	Type of Reporting Person (See Instructions) IN

__________________

1 Calculated pursuant to Rule 13d-3. The percentage is based on the number of shares of Common Stock of Marketing Worldwide Corporation ("MWWC") outstanding at February 15, 2012, as reported in MWWC's Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 plus 25,000,000 shares issued to the Reporting Person as of February 20, 2012.

2

 CUSIP No.  57061T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Kletter Family Dynasty Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 27,340,633 shares of Common Stock[2]

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 27,340,633 shares of Common Stock[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,340,633 shares of Common Stock[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8% of Common Stock[2]

12.	Type of Reporting Person (See Instructions) OO

_____________________

2 Calculated pursuant to Rule 13d-3. The percentage is based on the number of shares of Common Stock of Marketing Worldwide Corporation ("MWWC") outstanding at February 15, 2012, as reported in MWWC's Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 plus 25,000,000 shares issued to the Reporting Person as of February 20, 2012.

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Item 1.
	(a)	Name of Issuer Marketing Worldwide Corporation (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices 2212 Grand Commerce Drive, Howell, Michigan 48855

Item 2.
	(a)	Name of Person Filing (i) Ronald W. Kletter (ii) Ronald W. Kletter Family Dynasty Trust
	(b)	Address of Principal Business Office or, if none, Residence (i) 617 Willowhurst Place, Louisville, Kentucky 40223 (ii) 617 Willowhurst Place, Louisville, Kentucky 40223
	(c)	Citizenship (i) USA (ii) Kentucky
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 57061T102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
(i) Ronald W. Kletter, individually, owns 3,940,278 shares of the Issuer’s Common Stock.

(ii) Ronald W. Kletter Family Dynasty Trust owns 27,340,633 shares of the Issuer’s Common Stock. Ronald W. Kletter is the sole trustee of Ronald W. Kletter Family Dynasty Trust.

(b) Percent of class: 15.8% of Common Stock
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

(i) Ronald W. Kletter, individually, owns 3,940,278 shares of the Issuer’s Common Stock.

(ii) Ronald W. Kletter Family Dynasty Trust owns 27,340,633 shares of the Issuer’s Common Stock. Ronald W. Kletter is the sole trustee of Ronald W. Kletter Family Dynasty Trust.

(ii) Shared power to vote or to direct the vote
(iii)

Sole power to dispose or to direct the disposition of

(i) Ronald W. Kletter, individually, owns 3,940,278 shares of the Issuer’s Common Stock.

(ii) Ronald W. Kletter Family Dynasty Trust owns 27,340,633 shares of the Issuer’s Common Stock. Ronald W. Kletter is the sole trustee of Ronald W. Kletter Family Dynasty Trust.

(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The Reporting Person holds the securities in a margin account with Scottrade.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2012
Date
/s/ Ronald W. Kletter
Signature
Ronald W. Kletter
Name

RONALD W. KLETTER FAMILY DYNASTY TRUST

By:	/s/ Ronald W. Kletter
Ronald W. Kletter, Trustee

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Exhibit 1

JOINT FILING AGREEMENT

Ronald W. Kletter and Ronald W. Kletter Family Dynasty Trust, a Kentucky trust, each hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of common stock of Marketing Worldwide Corporation is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby executes this Agreement as of the date set forth below.

Dated: February 29, 2012

/s/ Ronald W. Kletter
Ronald W. Kletter

RONALD W. KLETTER FAMILY DYNASTY TRUST

By:	/s/ Ronald W. Kletter
Ronald W. Kletter, Trustee